

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 25, 2007

Mr. William Ackermans
Chief Financial Officer
Elephant Talk Communications, Inc.
438 East Katella Avenue
Suite 217
Orange, CA 92867

>   **Re: Elephant Talk Communications, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Filed April 16, 2007**
>
>   **Forms 10-QSB for Fiscal Quarter Ended June 30, 2007**
>   **File No. 0-30061**

Dear Mr. Ackermans:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 30

1.   Expand your disclosure in the liquidity and capital resources section to discuss the issuance of a going concern opinion by your auditors. Include a detailed discussion of management's viable plan for overcoming your financial difficulties, discussing in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Specifically include a discussion of the manner in which you intend to generate future revenues and satisfy your current and overdue financial obligations. Update this disclosure in each subsequent Form 10-Q. Refer to Section 607.02 of the Financial Reporting Codification for further guidance.

Note 7. Discontinued Operations, page 50

2.   We note from your disclosure, that since you lost control over Beijing China Wind, you have chosen to abandon your investment. Provide us with a description of the facts and circumstances that led to the loss of control, how you have abandoned your investment, and how you determined the cease-use date as discussed in paragraph 28 of SFAS No. 144.

3.   Please tell us how you determined the loss on abandonment of Beijing China Wind.

4.   We refer to your disclosures on page 30 about True Precise. You state that you disposed of your 60% interest in True Precise, classifying operations as discontinued in 2005. However, you further go on to state that you acquired the remaining 40%, making it a wholly owned subsidiary as of December 31, 2005. In sufficient detail, please tell us about these transactions and exactly what your interest is in True Precise as of December 31, 2005 and 2006.

Form 10-QSB for the Six Months Ended June 30, 2007

Consolidated Balance Sheet, page 3

5.   We refer to the line item "shares to be issued." Please tell us what this liability represents and how you determined the amount.

Consolidated Statements of Operations, page 4

6.   We note your presentation of depreciation and amortization. It appears that a significant portion of your net fixed assets as of June 30, 2007 are related to the operation of your network. If your direct costs exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please tell us where you are including the depreciation associated with your network, and revise your presentation accordingly.

7.   We note your presentation of stock compensation paid to officers. Please revise to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F for further guidance.

Note 2. Basis of Presentation, page 6

8.   It appears that with the acquisition of Benoit Telecom, you offer significantly different products and services. Accordingly, please expand your policy to describe how you account for the different types of products and services.

Note 9. Acquisition of Elephant Talk Communications Europe Holding AG, page 8

9.   Include a condensed balance sheet in your next filing, disclosing the amount assigned to each major asset and liability caption at the date of acquisition. Refer to paragraph 51(e) of SFAS No. 141.

10.   Tell us your basis for determining the fair value of the acquired intangible assets and provide us with your basis for determining the economic useful life of these assets.

It appears that pursuant to the agreement executed with Benoit on February 15, 2005, you discharged the loan receivable of $3.6 million due from Benoit as of December 31, 2006 upon completion of the Securities Purchase Agreement. Tell us how you accounted for the discharge of the loan and your basis for that decision, including how you contemplated the loan in your determination of the cost of Benoit for purchase accounting purposes in accordance with SFAS No. 141.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director